Exhibit 21.1

Subsidiaries of Synchronoss Technologies, Inc.

Listed below are subsidiaries of Synchronoss Technologies, Inc. as of December 31, 2015 with their jurisdictions of organization shown in parentheses. Those subsidiaries not listed would not, in the aggregate, constitute a “significant subsidiary” of Synchronoss Technologies, Inc., as that term is defined in Rule 1-02(w) of Regulation S-X.

urope
Subsidiary Name	Place of Incorporation of Organization
Zentry, LLC	Delaware
Synchronoss Technologies Europe Ltd.	Ireland